Exhibit 99.1

Brenmiller Energy Becomes BrenX, Expanding Beyond Energy Storage into Integrated Industrial Energy Solutions

New Corporate Identity Reflects Broader Strategy to Integrate Power, Heat, Storage, and Energy Optimization for Industrial Customers

TEL AVIV, Israel – August 13, 2026 – BrenX Ltd. (Nasdaq: BNRG) (“BrenX” or the “Company”), formerly Brenmiller Energy Ltd., a leading provider of thermal energy storage (“TES”) and integrated industrial energy solutions, today announced its corporate name has changed from Brenmiller Energy Ltd. to BrenX Ltd. (the “Name Change”) reflecting the Company’s expanded strategy and intended broader role it intends to play in the industrial energy market.

The Name Change became effective upon receipt of the certificate of change of name from the Israeli Registrar of Companies on August 11, 2026. In connection with the Name Change, the Company has also initiated the process to change its name on the Nasdaq Capital Market and expects to trade under the new ticker symbol “BRNX.” Trading under the Company’s new name and ticker symbol is expected to begin on August 14, 2026. The Company’s CUSIP will not change as a result of the Name Change and no action is needed from the Company’s shareholders with respect to the ticker symbol change.

The BrenX name is intended to capture the Company’s broader strategy, which builds on the Company’s roots in thermal energy storage while expanding the scope of the energy solutions it intends to develop and provide. The Company’s proprietary bGen™ thermal energy storage technology remains a core part of that foundation, while BrenX represents the Company’s strategy to integrate power, heat, storage, and intelligent optimization into energy solutions for industry.

Industrial customers increasingly need energy solutions capable of addressing multiple priorities at once, including cost, reliability, resilience and decarbonization. BrenX is being built around those needs, with the goal of bringing together technologies and energy assets designed to deliver cleaner, more reliable and lower-cost energy rather than addressing each component of a customer’s energy requirements separately.

The transition to BrenX comes as the Company is already beginning to put elements of this broader strategy into action. Earlier this year, the Company completed construction of its flagship 32 MWh bGen™ system for Tempo Beverages, which was subsequently connected to the customer’s steam network and entered the commissioning and operational testing phase, advancing the commercial deployment of the Company’s core thermal energy storage technology. The Company subsequently expanded beyond supplying energy storage technology with the purchase of an operating 1.2 MWp solar facility in Hungary and has taken additional steps to expand its energy platform there, including entering into a term sheet to purchase adjacent industrial land and related photovoltaic infrastructure assets that could support renewable generation, battery energy storage, thermal energy storage and potential data center infrastructure. Together, these developments illustrate the evolution BrenX is intended to represent, from providing individual energy technologies and projects toward integrating, owning, and optimizing a broader platform of energy assets.

“BrenX is more than a new name. It represents a broader vision for what we believe this company can become,” said Nir Brenmiller, Chief Executive Officer of BrenX. “We built our foundation in thermal energy storage, and that expertise remains at the heart of who we are. But our customers’ energy challenges are broader than storage alone. BrenX reflects our ambition to bring power, heat, storage, and intelligent optimization together around the needs of industry—and ultimately we aim to build a scalable platform of energy assets that can be managed and optimized at scale to serve both customers and the broader energy market.”

As BrenX, the Company intends to build on this foundation by developing, acquiring, owning, operating and optimizing energy infrastructure, with the goal of creating longer-term customer relationships, recurring revenue and a scalable energy platform capable of serving growing industrial energy demand.

In connection with the launch of BrenX, the Company has also launched a new corporate website and investor portal at www.bren-x.com. The new digital platform reflects the BrenX identity and provides customers, partners and investors with a centralized resource for information about the Company, its technologies, integrated energy strategy, projects and investor materials.

About BrenX Ltd.

BrenX Ltd. (Nasdaq: BNRG), is reshaping industrial energy to make it cleaner, more reliable, and lower cost. Building on its proprietary bGen™ thermal energy storage technology, which converts electricity and recovered heat into dispatchable energy, BrenX develops, owns, operates, and optimizes energy assets that serve industrial customers and data centers. From local generation and storage to grid connectivity and intelligent energy management, BrenX brings together technologies and infrastructure to create complete energy platforms around customer needs, with flexible energy assets designed to meet growing energy demand.

For more information, visit the Company’s website at www.bren-x.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the timing for the Company’s new Nasdaq ticker symbol; the Company’s expanded strategy and intended broader role in the industrial energy market; the Company’s plans to integrate power, heat, storage and intelligent energy optimization into integrated energy solutions for industrial customers; the Company’s plans to develop, acquire, own, operate and optimize energy infrastructure and energy assets; the expected benefits and potential applications of the Company’s bGen™ technology and integrated energy solutions; the Company’s plans and expectations regarding the development and expansion of its energy platform in Hungary, including renewable generation, battery energy storage, thermal energy storage and potential data center infrastructure; the Company’s ability to develop and scale a broader platform of integrated energy assets; and the Company’s goals of creating longer-term customer relationships, recurring revenue opportunities and a scalable energy platform designed to address growing industrial energy demand . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

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